Filed by VEREIT, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VEREIT, Inc.
Commission File No.:     001-35263
Date: April 29, 2021

The following communication was made available by VEREIT, Inc. to its employees on April 29, 2021.

Dear Team,

I am happy to share that we have reached an agreement for VEREIT to merge with Realty Income, creating a $50 billion real estate enterprise with the ability to capture tremendous future growth opportunities. Realty Income is the world’s largest publicly traded, single-tenant net lease company and the self-described Monthly Dividend Company, and this combination will unlock many new opportunities for our business and our people. As part of this transaction, we also expect to spin off the office property portfolios of both companies into a new independent REIT.

I am tremendously proud of all we have accomplished in successfully revitalizing VEREIT into a top tier net lease REIT, all while fostering a culture that is respectful, ethical, dedicated, collaborative and hard-working. Realty Income shares our cultural tenets and visions, and I am extremely confident that Realty Income is an ideal partner.
This merger also creates professional opportunities for the VEREIT team as part of a larger company and leader in our industry. Realty Income is committed to keeping our Phoenix location operating over the long-term to support our combined enterprise, and will carefully consider all other locations to ensure we have the right footprint to serve our clients and stakeholders. We will keep all of our team members apprised of any relevant developments.
While this is a momentous agreement, our work is not yet complete. We expect this transaction to close in the fourth quarter of 2021. Until then, we will continue operating as separate entities and run our businesses as usual. I ask that all of you remain focused on your day-to-day responsibilities so we can continue serving our tenants with the same discipline, transparency, and consistency as we always have.

I know many of you likely have questions, and we will continue providing regular transaction updates as they become available. I invite you to join today’s town hall at 9:30AM PT/12:30PM ET, where I will walk through this announcement in further detail. You can access the town hall at the link <<here>>, and the calendar hold should already be in your inbox. In the meantime, we encourage you to refer to our <<press release>> issued earlier today, as well as my joint video with Realty Income’s CEO <<here>> in which we discuss this combination in greater detail.

VEREIT would not be the industry leader we are today without everyone’s hard work and ongoing support, and it has been a true honor leading and working alongside such talented individuals over the past six years. From our initiation in 2015, our goal has been to revitalize and increase the value of the enterprise. Since that time, we have set and achieved ambitious goals, worked hard to enhance our portfolio, and created the kind of company and culture that best supports our stakeholders throughout the business.

The talent and dedication of our team continues to inspire me, and I know that the strong foundation that we have formed combined with Realty Income will lead us into an even brighter future. This next step will enable us to better serve our employees, our tenants and our stakeholders. For all the work that brought us to this point, and the many achievements that lay ahead for this stellar group, I thank you.

Sincerely,
Glenn Rufrano

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income and VEREIT operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; failure to obtain debt financing to capitalize SpinCo; risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or

VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.
Participants in the Solicitation
VEREIT, Realty Income and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VEREIT, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VEREIT’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2021, and VEREIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Realty Income’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VEREIT or Realty Income using the sources indicated above.